UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 2, 2025

Michael Klein
Chief Executive Officer
Churchill Capital Corp XI
640 Fifth Avenue, 14th Floor
New York, NY 10019

Re: Churchill Capital Corp XI
Draft Registration Statement on Form S-1
Submitted August 6, 2025
CIK No. 0002074973

Dear Michael Klein:

We have reviewed your draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement and non-public draft submissions on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Cover Page

1. Please revise your cover page to describe the extent to which the conversion of the working capital loans into private placement warrants and the cashless exercise of such warrants, may result in a material dilution of the purchasers' equity interests. Please make similar revisions to pages 13 and 123. Please refer to Items 1602(a)(3), 1602(b)(6), and 1603(a)(6) of Regulation S-K.

Manner of Conducting Redemptions, page 32

2. We note your disclosure on page 30 stating that, in the event your initial shareholders, directors, officers, or their affiliates were to purchase shares from public shareholders, such purchases would be structured in compliance with the requirements of Rule 14e-

5 under the Exchange Act, including that your registration statement/proxy statement filed for your business combination transaction would include a representation that any of your securities purchased by your initial shareholders, directors, officers, or any of their affiliates would not be voted in favor of approving the business combination transaction. Please reconcile with the disclosure on page 32 and elsewhere stating that in the event that you submit your initial business combination to public shareholders for a vote, your initial shareholders have agreed to vote any founder shares, private placement shares and any public shares purchased during or after this offering in favor of our initial business combination. Please reconcile or advise. Refer to Tender Offer Rules and Schedules Compliance and Disclosure Interpretation 166.01 for guidance.

3. When discussing redemptions, please explain the reference to "any securities for which such shares are exchanged in any prior migration or other restructuring."

Risk Factors
We may not be able to complete an initial business combination because ...., page 52

4. With a view toward disclosure, please tell us whether your sponsor has any members who are a non-U.S. person.

Please contact Jeffrey Lewis at 202-551-6216 or Kristina Marrone at 202-551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Pam Howell at 202-551-3357 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction